

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 4, 2016

Via E-Mail
Mr. Ronald K. Williams
Chairman of the Board, President, Chief Executive Officer
ForeverGreen Worldwide Corporation
644 North 2000 West
Lindon, Utah 84042

     Re: **ForeverGreen Worldwide Corporation**
              Form 10-K for the Fiscal Year ended December 31, 2014
              Filed March 24, 2015
              File No. 000-26973

Dear Mr. Williams:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources